Exhibit 10.1

November 13, 2017

Christopher Dawson

Dear Christopher

Sunrun, Inc. (the “Company”) is pleased to offer you the exempt position of Chief Operating Officer, reporting to our chief executive officer, Lynn Jurich. This position is located in San Francisco, CA. Your first day of employment (“Start Date”) will be approximately December 6, 2017. This date is subject to change based upon agreement between you and the Company. You recognize that Sunrun is a quickly growing and evolving organization, and as such the Company may periodically change your position, duties, and work location, as it deems appropriate.

BASE COMPENSATION

Your starting base would be $350,000 annually, less applicable payroll deductions and withholdings. You will be paid bi-weekly.

INCENTIVE

You will be eligible for an annual incentive target of 75% of your base salary. Incentives are discretionary, and depend on both Company performance and your individual performance. An incentive is pro-rated for the year in which you are hired. You must begin employment before October 1, 2017 to be eligible for the 2017 bonus plan. Incentive plans are reviewed annually and may change over time.

STOCK

Upon commencement of employment, the Company will recommend to the Board of Directors that you be granted 250,000 Restricted Stock Units (RSUs). The units will vest over four years, commencing on the day the Board of Directors approves your grant (the “Vesting Commencement Date”), with twenty-five percent (25%) of such units vesting on the one-year anniversary of your Vesting Commencement Date, and the remaining units vesting in equal quarterly installments thereafter (e.g., on the three month anniversary of your Vesting Commencement Date), contingent upon your continuous employment at the Company through each such date. The RSUs will be subject to the terms and conditions applicable to RSUs awarded under the Company’s 2015 Equity Incentive Plan (the “2015 Plan”), as described in the 2015 Plan and the applicable 2015 RSU Award Agreement.

In addition, upon commencement of employment, the Company will recommend to the Board of Directors that you be granted options (“the Option”) to purchase 500,000 shares of Sunrun common stock. The shares subject to the Option will vest over four years, commencing on the day the Board of Directors approves your grant (the “Vesting Commencement Date”), with twenty-five percent (25%) of such shares vesting on the one-year anniversary of your Vesting Commencement Date, and the remaining shares vesting in equal monthly installments thereafter contingent upon your continuous employment at the Company through each such date. The shares subject to the Option will be subject to the terms and conditions applicable to shares awarded under the Company’s 2015 Equity Incentive Plan, as described in the 2015 Plan and the applicable 2015 Option Award Agreement.

BENEFITS

As a regular full-time employee of Sunrun Inc., you will be eligible to participate in a number of Company-sponsored benefits beginning the first of the month following your Start Date. Please see the separate Benefits Summary for information. Sunrun may modify compensation and benefits periodically, including canceling benefits or changing providers.

KEY EMPLOYEE CHANGE IN CONTROL AND SEVERANCE PLAN

You will be eligible to participate in the Company’s “Key Employee Change in Control and Severance Plan.” Details will be provided to you separately along with the Summary Plan Description (“SPD”).

THE SUNRUN FREEDOM POLICY

The Sunrun Freedom Policy provides regular, full-time employees whose position is at or above the director level with an opportunity to take paid days out of the office limited only by your manager’s approval and your judgment that you will timely complete your job assignments and achieve your performance goals. Details on the Company’s Freedom Policy can be found in the Employee Guidebook. The Company may modify benefits, including but not limited to the Sunrun Freedom Policy, from time to time as it deems necessary.

OTHER TERMS OF EMPLOYMENT

You agree not to engage in any other employment, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment (whether full-time or part-time), nor will you engage in any other activities that conflict with your obligations to the Company without the prior written permission of the Company.

Employment with the Company is for no specific period of time. Your employment with the Company is “at will,” meaning that either you or the Company may terminate your employment at any time for any reason. Although the Company may change your job duties, title, compensation and benefits, as well as its personnel policies and procedures, the “at will” nature of your employment may only be changed in a written agreement signed by you and a duly authorized officer of the Company (other than you).

Sunrun extends this offer to you based upon your knowledge, background, experience, skills and abilities. You must not disclose or use confidential information or trade secrets of a current or prior employer while working for Sunrun. Do not bring to Sunrun any business records or materials from a current or prior employer. By signing this letter agreement, you promise the Company that you have no contractual obligations with a former employer, such as a non-compete or confidentiality agreement that would prohibit you from performing your duties for the Company.

In addition to this letter, to accept this offer of employment you must: (1) complete and sign the Company’s employment application, (2) successfully complete pre-employment screening, and (3) sign the Company’s Confidentiality, Inventions Assignment, and Arbitration Agreement. If you accept this offer, be prepared on your first day of work to provide proof of your eligibility to work in the United States. This letter, together with your executed Confidentiality, Inventions Assignment, and Arbitration Agreement, will form the complete and exclusive statement of your employment agreement with Sunrun. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. Please note that we must receive your signed Confidentiality Agreement before your first day of employment.

Please sign this letter, and return it to me by November 17, 2017, if you wish to accept employment at Sunrun under the terms described above. We look forward to you joining the Sunrun team!

Sincerely,

/s/ Lynn Jurich	November 28, 2017
Lynn Jurich	Date
Chief Executive Officer

/s/ Chad Herring	November 28, 2017
Chad Herring	Date
Vice President, Talent

ACCEPTED:

/s/ Christopher Dawson	November 27, 2017
Christopher Dawson	Date